SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G/A*
(Rule 13d-102)

INFORMATION TO BE INCLUDED
IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND
(d) AND AMENDMENTS THERETO
FILED PURSUANT TO RULE 13d-2
(AMENDMENT NO. 4)*

Elbit Imaging Ltd.
(Name of Issuer)

Ordinary Shares, no par value
(Title of Class of Securities)

M37605124
(CUSIP Number)

December 31, 2018
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)
☐ Rule 13d-1(c)
☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
York Capital Management Global Advisors, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
1,740,485

	6	SHARED VOTING POWER
-0-

	7	SOLE DISPOSITIVE POWER
1,740,485

	8	SHARED DISPOSITIVE POWER
-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,740,485

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
18.9%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

Item 1(a).	Name of Issuer:

Elbit Imaging Ltd.

Item 1(b).	Address of Issuer's Principal Executive Offices:

5 Shimshon Street, Petach Tikva, Israel

Item 2(a).	Name of Person Filing:
This Schedule is being filed by York Capital Management Global Advisors, LLC (“YGA”) with respect to:
(i)	152,971 Ordinary Shares directly owned by York Capital Management, L.P., a Delaware limited partnership (“York Capital”), the general partner of which is Dinan Management, L.L.C.;
(ii)
215,128 Ordinary Shares directly owned by York Multi-Strategy Master Fund, L.P., a Cayman Islands exempted limited partnership (“York Multi-Strategy”), the general partner of which is Dinan Management, L.L.C.;

(iii)
41,943 Ordinary Shares directly owned by York European Strategic Metric Master, L.P., a Cayman Islands exempted limited partnership (“York European Strategic Metric”), the general partner of which is York Asian Strategic Holdings, LLC;

(iv)	11,304 Ordinary Shares directly owned by Jorvik Multi-Strategy Master Fund, L.P., a Cayman Islands exempted limited partnership (“Jorvik”), the general partner of which is Dinan Management, L.L.C.;
(v)
222,099 Ordinary Shares directly owned by York European Opportunities Investments Master Fund, L.P., a Cayman Islands exempted limited partnership (“York European Opportunities”), the general partner of which is York European Opportunities Domestic Holdings, LLC;

(vi)
70,564 Ordinary Shares directly owned by York European Focus Master Fund, L.P., a Cayman Islands exempted limited partnership (“York European Focus”), the general partner of which is York European Focus Domestic Holdings, LLC;

(vii)	17,485 Ordinary Shares directly owned by Exuma Capital, L.P., a Cayman Islands exempted limited partnership (“Exuma”), the general partner of which is Exuma Management, LLC;
(viii)
433,213 Ordinary Shares directly owned by York Credit Opportunities Fund, L.P., a Delaware limited partnership (“York Credit Opportunities”), the general partner of which is York Credit Opportunities Domestic Holdings, LLC;

(ix)
551,847 Ordinary Shares directly owned by York Credit Opportunities Investments Master Fund, L.P., a Cayman Islands exempted limited partnership (“York Credit Opportunities Master”), the general partner of which is York Credit Opportunities Domestic Holdings, LLC; and

(x)
23,931 Ordinary Shares directly owned by York European Strategic Investors Holdings Fund, L.P., a Cayman Islands exempted limited partnership (“York European Strategic Investors”), the general partner of which is York Offshore Holdings II, L.L.C.

YGA, the sole managing member of the general partner of each of York Capital, York Multi-Strategy, York European Strategic Metric, Jorvik, York European Opportunities, York European Focus, Exuma, York Credit Opportunities, York Credit Opportunities Master and York European Strategic Investors, exercises investment discretion over such investment funds and accordingly may be deemed to have beneficial ownership over the Ordinary Shares directly owned by such investment funds.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business office address of YGA is:
c/o York Capital Management
767 Fifth Avenue, 17th Floor
New York, New York 10153
Item 2(c).	Citizenship:

The place of organization of YGA is New York.

Item 2(d).	Title of Class of Securities:

Ordinary Shares, no par value

Item 2(e).	CUSIP Number:

M37605124

Item 3.	If This Statement Is Filed Pursuant to Sections 240.13d-1(b) or

240.13d-2(b) or (c), Check Whether the Person Filing Is a(n):

(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☒ Investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);

(f)	☐ Employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

(g)	☐ Parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

(h)	☐ Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J);

(k)
☐ Group, in accordance with Section 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____________________________ .

Item 4.	Ownership.

(a)	Amount beneficially owned:		1,740,485

(b)	Percent of class:		18.9%

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote:	1,740,485

	(ii)	Shared power to vote or to direct the vote:	-0-

	(iii)	Sole power to dispose or to direct the disposition of:	1,740,485

	(iv)	Shared power to dispose or to direct the disposition of	-0-

The number of shares beneficially owned and the percentage of outstanding shares represented thereby have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The percentage of ownership described above is based on 9,190,808 Ordinary Shares outstanding as of April 26, 2018, as reported by the issuer in its Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 27, 2018.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

The right to receive dividends from, or the proceeds from the sale of, all shares of Ordinary Shares reported in this statement as may be deemed to be beneficially owned by YGA is held by York Capital, York Multi-Strategy, York European Strategic Metric, Jorvik, York European Opportunities, York European Focus, Exuma, York Credit Opportunities, York Credit Opportunities Master or York European Strategic Investors, as the case may be, all of which are subject to YGA’s investment discretion.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2019

YORK CAPITAL MANAGEMENT GLOBAL ADVISORS, LLC

By:	/s/ Richard P. Swanson
Name: Richard P. Swanson
Title: General Counsel